

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

Via E-Mail
Matthew Marcus
President and Chief Executive Officer
Pioneer Consulting Group, Inc.
2840 Hwy 95 Alt S #7
Silver Springs, Nevada 89429

> **Re:** **Pioneer Consulting Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-54794**

Dear Mr. Marcus:

We have reviewed your amendment and response filed April 16, 2013 and April 30, 2013, respectively, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Cover Page

1. We note your response to comment 1 in our letter dated March 5, 2013. You state in your response you have indicated you are required to file reports under Section 13 or 15 of the Act. However, you continue to check the box on the cover page that you are not required to file reports pursuant to Section 13 and 15 of the Act. Please revise.

2. We note your response to comment 2 in our letter dated March 5, 2013 and await your amended filing.

Item 8. Financial Statements and Supplementary Data, page 17

3. We note your response to comment 3 in our letter dated March 5, 2013. We did not identify revisions to the dates of incorporation utilized in your statements of operations, changes in stockholders' deficit, and cash flows on pages 17, 18, and 19, respectively reflecting a date of formation of June 26, 2006. In this regard, you disclose your date of incorporation as of June 28, 2006 on pages 3, 12 and 20, for example. Please revise throughout your filing to present the date of inception consistently.

Item 9A. Controls and Procedures, page 26

4. We note your response to comment 6 in our letter dated March 5, 2013 and are reissuing our comment as we were unable to identify your disclosure of the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-K. Please revise to include disclosure that specifically addresses this requirement.

5. We note your response to comment 7 in our letter dated March 5, 2013.   Please revise to include disclosure stating whether there was any change in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Item 14. Principal Accountant Fees and Services, page 34

6. We note your response to comment 8 in our letter dated March 5, 2013 and await your amended filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Matthew Marcus
Pioneer Consulting Group, Inc.
May 13, 2013
Page 3

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief